SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: October 31, 1997
SCHEDULE 13D (Rule 13d-101)	Estimated average burden hours per response. . 14.90

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
Under the Securities Exchange Act of 1934
(Amendment No.  10)*

STATION CASINOS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

857689103

(CUSIP Number)

Frank J. Fertitta III
Chief Executive Officer
STATION CASINOS, INC.
2411 W. Sahara Avenue
Las Vegas, Nevada 89102
(702) 367-2411

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 25, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 857689103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Frank J. Fertitta III ###-##-####

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,374,038

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 8,374,038

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,374,038

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 13.5%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Lorenzo J. Fertitta ###-##-####

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,918,265

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 5,918,265

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,918,265

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 9.9%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer
Title of class of equity securities: Common Stock, par value $.01 per share
Name and address of issuer: Station Casinos, Inc., 2411 West Sahara Avenue, Las Vegas, Nevada 89102

This Amendment No. 10 to Schedules 13D filed June 10, 1993 for each of Frank J. Fertitta III and Lorenzo J. Fertitta (the “Reporting Persons”) is made to reflect the decrease in beneficial ownership by the Reporting Persons since the date of Amendment No. 8 to the Schedules 13D filed August 5, 2003 as a result of the exercise of certain options to acquire common stock and the disposition of the corresponding underlying shares of common stock as described in Item 5(C) below.

Item 2.	Identity and Background
(i)	(A) Name: Frank J. Fertitta III
(B) Business address: 2411 West Sahara Avenue, Las Vegas, Nevada 89102
(C) Principal occupation and business address: Chief Executive Officer, Station Casinos, Inc., 2411 West Sahara Avenue, Las Vegas, Nevada 89102
(D) Criminal proceedings: No
(E) Civil proceedings: No
(F) Citizenship: United States

(ii)	(A) Name: Lorenzo J. Fertitta
(B) Business address: 2411 West Sahara Avenue, Las Vegas, Nevada 89102.
(C) Principal occupation and business address: President, Station Casinos, Inc., 2411 West Sahara Avenue, Las Vegas, Nevada 89102.
(D) Criminal proceedings: No
(E) Civil proceedings: No
(F) Citizenship: United States

Item 3.	Source and Amount of Funds or Other Consideration
See Item 5(c) below.

Item 4.	Purpose of the Transaction

The securities reported were disposed of as a result of the exercise of certain options to acquire common stock and the disposition of the corresponding underlying shares of common stock.  The remaining securities beneficially owned by the Reporting Persons are being held for investment purposes.  At any time, the Reporting Persons may determine to dispose of some or all of the common stock they hold, subject to applicable law.  The Reporting Persons may also make purchases of common stock from time to time, subject to applicable law. Any decision to make such additional dispositions or purchases will depend, however, on various factors, including, without limitation, the price of the common stock, stock market conditions and the business prospects of the issuer.  Other than as set forth above, the Reporting Persons have no plans or proposals which relate to or would result in any of the matters specified in Item 4 of Form 13D.

Item 5.	Interest in Securities of the Issuer
Frank J. Fertitta III
(A) Aggregate shares and percentage beneficially owned:
8,374,038 (13.5%)
(B) Sole voting and dispositive power: 8,374,038
Shared voting and dispositive power: 0
(C) Transactions effected during past sixty days:

On July 31, 2003, Mr. Frank J. Fertitta III exercised options to acquire 60,000 shares of common stock and disposed of the corresponding underlying shares in an open market sale at a price of $29.0378 per share.  Of the 60,000 options to acquire common shares exercised on July 31, 2003, (i) 50,000 had a strike price of $12.00 per share, and (ii) 10,000 had a strike price of $9.58 per share.

On August 4, 2003, Mr. Frank J. Fertitta III exercised options to acquire 149,040 shares of common stock and disposed of the corresponding underlying shares in an open market sale at a price of $29.0318 per share.  The 149,040 options to acquire common shares exercised on August 4, 2003 had a strike price of $9.58 per share.

On August 14, 2003, Mr. Frank J. Fertitta III exercised options to acquire 70,000 shares of common stock and disposed of the corresponding underlying shares in an open market sale at a price of $29.0008 per share.  The 70,000 options to acquire common shares exercised on August 14, 2003 had a strike price of $5.00 per share.

On August 15, 2003, Mr. Frank J. Fertitta III exercised options to acquire 31,000 shares of common stock and disposed of the corresponding underlying shares in an open market sale at a price of $29.0213 per share.  The 31,000 options to acquire common shares exercised on August 15, 2003 had a strike price of $5.00 per share.

On August 18, 2003, Mr. Frank J. Fertitta III exercised options to acquire 41,000 shares of common stock and disposed of the corresponding underlying shares in an open market sale at a price of $29.0232 per share.  The 41,000 options to acquire common shares exercised on August 18, 2003 had a strike price of $5.00 per share.

On August 21, 2003, Mr. Frank J. Fertitta III exercised options to acquire 96,100 shares of common stock and disposed of the corresponding underlying shares in an open market sale at a price of $30.2464 per share.  Of the 96,100 options to acquire common shares exercised on August 21, 2003, (i) 50,000 had a strike price of $5.00 per share, and (ii) 46,100 had a strike price of $5.25 per share.

On August 22, 2003, Mr. Frank J. Fertitta III exercised options to acquire 8,000 shares of common stock and disposed of the corresponding underlying shares in an open market sale at a price of $30.1026 per share.  The 8,000 options to acquire common shares exercised on August 22, 2003 had a strike price of $5.25 per share.

On August 25, 2003, Mr. Frank J. Fertitta III exercised options to acquire 65,900 shares of common stock and disposed of the corresponding underlying shares in an open market sale at a price of $29.0819 per share.  The 65,900 options to acquire common shares exercised on August 25, 2003 had a strike price of $5.25 per share.

Lorenzo J. Fertitta
(A)	Aggregate shares and percentage beneficially owned:
5,918,265 (9.9%)
(B)	Sole voting and dispositive power: 5,918,265
Shared voting and dispositive power: 0
(C)	Transactions effected during past sixty days:

On July 31, 2003, Mr. Lorenzo J. Fertitta exercised options to acquire 35,000 shares of common stock and disposed of the corresponding underlying shares in an open market sale at a price of $29.0378 per share.  The 35,000 options to acquire common shares exercised on July 31, 2003 had a strike price of $5.25 per share.

On August 4, 2003, Mr. Lorenzo J. Fertitta exercised options to acquire 55,000 shares of common stock and disposed of the corresponding underlying shares in an open market sale at a price of $29.0318 per share.  The 55,000 options to acquire common shares exercised on August 4, 2003 had a strike price of $5.25 per share.

On August 14, 2003, Mr. Lorenzo J. Fertitta exercised options to acquire 30,000 shares of common stock and disposed of the corresponding underlying shares in an open market sale at a price of $29.0008 per share.  The 30,000 options to acquire common shares exercised on August 14, 2003 had a strike price of $5.25 per share.

On August 15, 2003, Mr. Lorenzo J. Fertitta exercised options to acquire 12,000 shares of common stock and disposed of the corresponding underlying shares in an open market sale at a price of $29.0213 per share. The 12,000 options to acquire common shares exercised on August 15, 2003 had a strike price of $8.60 per share.

On August 18, 2003, Mr. Lorenzo J. Fertitta exercised options to acquire 18,000 shares of common stock and disposed of the corresponding underlying shares in an open market sale at a price of $29.0232 per share.  The 18,000 options to acquire common shares exercised on August 18, 2003 had a strike price of $8.60 per share.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None.

Item 7.	Material to be Filed as Exhibits
None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 29, 2003
Date
/s/ Frank J. Fertitta III
Signature
Frank J. Fertitta III
Name/Title

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 29, 2003
Date
/s/ Lorenzo J. Fertitta
Signature
Lorenzo J. Fertitta
Name/Title